EQUITY RESIDENTIAL
Two North Riverside Plaza
Suite 400
Chicago, Illinois 60606
July 18, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Equity Residential Registration Statement on Form S-3 (File No. 333-175242)
Ladies and Gentlemen:
     Equity Residential, a real estate investment trust organized under the laws of the State of Maryland (the “Registrant”), hereby requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective as of 4:00 p.m., Eastern Time, on July 19, 2011 or as soon as reasonably practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.
     The Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please notify Gregory W. Hayes, Esq. of DLA Piper LLP (US), counsel to the Registrant, at (312) 368-2155, or me at (312) 928-1172, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours, Equity Residential
By:	/s/ Bruce C. Strohm
	Name:	Bruce C. Strohm
	Title:	Executive Vice President and General Counsel